Mail Stop 4561

October 22, 2007

David A. Curtis, Chief Financial Officer
FNB Bancorp
975 El Camino Real
South San Francisco, CA 94080

> **Re:** **FNB Bancorp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 14, 2007**
> **File No. 0-49693**

Dear Mr. Curtis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page 50

In the scope paragraph, you do not disclose the PCAOB requirements for the audit of internal controls over financial reporting. The second sentence stops short of stating that the standards require you plan "whether effective internal control over financial reporting was maintained in all material respects." Please revise to file a revised audit opinion including all language required by the PCAOB standard in an amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief